

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Chee Yong Yee
Chief Executive Officer
Birdie Win Corporation
D109, Level 1, Block D, Kelana Square, Jalan SS 7/26, 47301
Petaling Jaya, Selangor, Malaysia

>   **Re: Birdie Win Corporation**
>   **Registration Statement on Form S-1**
>   **Filed August 27, 2021**
>   **File No. 333-259112**

Dear Mr. Yee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services